[Letterhead of Sutherland Asbill & Brennan LLP]



                                  May 21, 2010


Christina DiAngelo
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Keating Capital, Inc.
     Registration Statement on Form N-2 filed February 10, 2009
     File No. 333-157217
     -------------------

Dear  Ms. DiAngelo:

     On behalf of Keating Capital, Inc. (the "Company"), set forth below is the Company's response to the oral comment provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company by telephone on May 14, 2010 regarding the Company's registration statement on Form N-2 (File No. 333-157217) (the "Registration Statement"). The Staff's comment is set forth below and is followed by the Company's response.

Financial Statements
--------------------

1. We refer to the Company's Financial Highlights on page F-8. Please add the line item "Total Return" to the Financial Highlights.

     Response: The Company is newly formed and made its first investment in January 2010. In addition, the Company is not traded on an exchange, and therefore does not have a market value. As a result, any calculation of total return would be based on the change in the net asset value of the Company for that period. The Company determined that it was not meaningful to include the total return calculation in its Financial Highlights for the year ended December 31, 2009 and for the period from May 9, 2008 (inception) through December 31, 2008 and the quarterly periods ended March 31, 2010 and 2009, and the Company has discussed this matter with its auditor. The Company has added disclosure to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registration Statement regarding the calculation of total return for the year ended December 31, 2009 and for the period from May 9, 2008 (inception) through December 31, 2008 and the quarterly periods ended March 31, 2010 and 2009. The Company has also indicated that it will include the total return calculation in its financial statements contained in future periodic reports filed with the Commission.

Christina DiAngelo
Division of Investment Management
Page 2


                                 *     *     *


   In connection with responding to the Comment Letter, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Investment Management in your review of the Company's filing or in response to the Staff's comments on the Company's filing.

   If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or me at (202) 383-0966.


                                             Sincerely,


                                             /s/Cynthia M. Krus
                                             ------------------
                                             Cynthia M. Krus

cc:  Timothy J. Keating